Exhibit 99.1

CHINA LINEN TEXTILE INDUSTRY, LTD.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended September 30, 2009 and 2008

CHINA LINEN TEXTILE INDUSTRY, LTD.

TABLE OF CONTENTS

Page
Financial Statements
Consolidated Balance Sheets	2
Consolidated Statements of Operations	3
Consolidated Statements of Changes in Shareholders’ Equity	4
Consolidated Statements of Cash Flows	5
Notes to Consolidated Financial Statements	6 - 26

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED BALANCE SHEETS

September 30, 2009 and December 31 2008

(Stated in US Dollars)

	September 30, 2009	December 31, 2008

ASSETS
Current Assets
Cash	$1,874,521	$10,674
Bank checks and commercial paper	2,471,627	1,566,733
Accounts receivable, net	9,445,453	9,374,255
Inventory	5,431,421	8,335,042
Prepaid expenses	5,166,751	1,666,980
Other receivables	737,786	275,888
Due from related parties	1,467,758	1,535,954
Governmental subsidy receivable	624,508	1,296,522
Deferred tax assets	234,251	299,193
Total current assets	$27,454,077	$24,361,241
Property, Plant and Equipment, net	8,624,096	8,817,291
Land Use Right, net	409,110	416,185
Governmental Subsidy Receivable, non-current	2,324,445	2,387,837
Deferred Tax Assets, non-current	241,036	241,706
Total assets	$39,052,764	$36,224,260
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Bank loans	$4,036,504	$4,041,291
Accounts payable	3,782,013	2,709,566
Accrued expenses and other payables	1,950,946	1,559,459
Taxes payable	5,876,734	8,804,430
Deferred revenue	940,566	289,527
Deferred governmental subsidy	22,182	88,834
Loans from local government	-	295,001
Due to related parties	-	56,470
Deferred tax liabilities	118,648	324,130
Total current liabilities	$16,727,593	$18,168,708
Deferred Governmental Subsidy, non-current	1,853,255	1,855,453
Deferred Tax Liabilities, non-current	581,111	596,959
Total liabilities	$19,161,959	$20,621,120

Shareholders' Equity
Common stock
Authorized: 500,000,000 ordinary voting shares with
par value of $0.002 each
Issued and outstanding: 20,100,003 ordinary voting shares	$40,200	$40,200
Additional paid-in capital	2,204,186	2,204,186
Statutory Reserves	1,019,595	1,019,595
Retained earnings	15,050,553	10,747,649
Accumulated other comprehensive income	1,576,271	1,591,510
Total stockholders' equity	$19,890,805	$15,603,140
Total liabilities and stockholders' equity	$39,052,764	$36,224,260

See notes to consolidated financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Nine Months Ended September 30, 2008 and 2007

(Stated in US Dollars)

	2009	2008
Revenues
Net sales	$20,570,248	$17,924,128
Costs of goods sold	14,854,716	13,476,724
Gross profit	$5,715,532	$4,447,404
Operating expenses
Selling expenses	284,103	290,519
General and administrative expenses	341,228	644,087
Total operating expenses	$625,331	$934,606
Operating income	$5,090,201	$3,512,798
Other income (expense)
Interest income	$188,220	$68,575
Interest expense	(242,497)	(430,514)
Government subsidies	636,517	997,138
Other expense	(4,723)	(6,725)
Total other income	$577,517	$628,474
Income before tax	$5,667,718	$4,141,272
Income tax	1,364,814	970,559
Net income	$4,302,904	$3,170,713
Other comprehensive income
Effects of foreign currency conversion	(15,239)	746,646
Comprehensive income	$4,287,665	$3,917,359

Basic and diluted earnings per share	$0.2141	$0.1577

See notes to consolidated financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Nine Months Ended September 30, 2009 and Year Ended December 31, 2008

(Stated in US Dollars)

	Common Stock	Additional Paid-in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive Income	Total

Balances at December 31, 2007	$ 40,200	$2,204,186	$ 630,573	$7,435,702	$ 826,600	$11,137,261
Net income	-	-	-	3,700,969	-	3,700,969
Appropriation to statutory reserves	-	-	389,022	(389,022)	-	-
Other comprehensive income
effects of foreign currency
conversion	-	-	-	-	764,910	764,910
Balances at December 31, 2008	$ 40,200	$2,204,186	$1,019,595	$10,747,649	$ 1,591,510	$15,603,140

Net income	-	-	-	4,302,904	-	4,302,904
Other comprehensive income
effects of foreign currency
conversion	-	-	-	-	(15,239)	(15,239)
Balances at September 30, 2009	$ 40,200	$2,204,186	$1,019,595	$15,050,553	$ 1,576,271	$19,890,805

See notes to consolidated financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2009 and 2008

(Stated in US Dollars)

	2009	2008
Cash Flows from Operating Activities
Net income	$ 4,302,904	$ 3,170,713
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	331,481	339,759
Amortization	6,576	6,414
Deferred income taxes	(155,155)	259,082
Deferred governmental subsidy	(89,633)	(307,352)
Changes in:
Bank checks and commercial paper	(906,088)	(1,410,619)
Accounts receivable	(82,242)	2,105,968
Inventory	2,891,632	3,369,628
Prepaid expenses	(3,499,187)	366,587
Other receivables	(461,884)	(627,329)
Accounts payable	1,074,871	282,235
Accrued expenses and other payables	393,140	30,144
Taxes payable	(4,182,968)	396,093
Deferred revenue	650,907	(12,712)
Government subsidy receivable	2,021,476	361,628
Due to/from related parties	9,965	(2,493,176)
Net cash provided by operating activities	$ 2,305,795	$5,837,063

Cash Flows from Investing Activities
Purchase of property, plant and equipment	$ (148,865)	$(2,144,419)
Net cash used in investing activities	$ (148,865)	$(2,144,419)
Cash Flows from Financing Activities
Proceeds from bank loans	$ 4,031,787	$ 3,933,978
Payments on bank loans	(4,031,787)	(5,983,008)
Payments on loans from local government	(294,436)	(42,761)
Payments on loans from related parties	-	(124,338)
Net cash used in financing activities	$ (294,436)	$(2,216,129)
Increase in cash	1,862,494	1,476,515
Effects of foreign currency conversion on cash	1,353	40,926
Cash at beginning of year	10,674	144,985
Cash at end of year	$ 1,874,521	$ 1,662,426

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for:
Interest	$ 242,497	$ 430,514
Income taxes	$ 2,228,371	$ 845,402

See notes to consolidated financial statements

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009 and December 31, 2008

(Stated in US Dollars)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

China Linen Textile Industry, Ltd. (the “Company”) is principally engaged in the business of production and distribution of various types of Linen products, such as linen clothing, linen yarn, linen hemp, and blending linen, etc.  It is also involved in consultation, research and development related to of linen technology and linen products.

The Company carries on all of its business activities through its wholly owned subsidiary, Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. (“Lanxi Sunrise”) which was incorporated in Lanxi County, Heilongjiang Province, the People's Republic of China (the "PRC") on June 11, 2002, as a limited liability company under the Company Law of PRC.  Lanxi Sunrise’s manufacturing facility is located in Lanxi County, Heilongjiang Province in the northeast section of the PRC near the city of Harbin.   Prior to the establishment of Lanxi Sunrise at this location as a privately owned business in June, 2002, the manufacturing facility was operated as a government-owned business.

Bright International Group Co., Ltd. (“Bright”), incorporated in the Republic of Vanuatu on July 4, 2007, is an investment holding company with 95% equity ownership interest in Lanxi Sunrise.

NOTE 2 — INFORMATION OF THE COMPANY

The Company was incorporated under the laws of the Cayman Islands B.W.I. on February 3, 2000 as Aquasol Envirotech, Ltd.  The Company was formed to engage in the business of developing, acquiring and marketing water and waste water technology solutions.  The Company built a pilot facility in Squamish, British Columbia, Canada in 2001 and conducted limited operations to test its Bio Trap system for wastewater treatment and reuse.  The pilot facility was closed in 2001 after completion of the test, and since that time, the Company has had no operations and became a shell company.

The Company entered into a share exchange transaction on July 9, 2008 as detailed in below paragraphs resulted in a change of control of the Company.  This transaction has been accounted for as a reverse acquisition in which the financial statements will be prepared under merger method whereby the historical financial statements and operations of the acquirer are included in the financial statements of the Company for the nine months ended September 30, 2008, with no adjustment to the carrying value of assets and liabilities.

Business Acquisition

On August 5, 2007, the owners of Lanxi Sunrise entered into a Share Purchase Agreement (the “Agreement”) with Bright on July 4, 2007.  Pursuant to the Agreement, the owners of Lanxi Sunrise agreed to transfer their 95% equity ownership interest to Bright for a cash consideration of $750,000 (RMB 5,700,000).  The remaining 5% equity ownership interest was kept by Mr. Ren Gao, majority owner and CEO of Lanxi Sunrise.  On April 8, 2008, the local government approved the transaction as indicated on the Lanxi Sunrise's new business license. Upon completion of the acquisition, Lanxi Sunrise became an enterprise with foreign investment in PRC and a 95%-owned subsidiary of Bright.  As Mr. Ren Gao is the beneficial owner of Bright and remained the sole owner of Lanxi Sunrise after the share purchase, this transaction is treated as reorganization in which Bright is a continuing entity of Lanxi Sunrise.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009 and December 31, 2008

(Stated in US Dollars)

NOTE 2 — INFORMATION OF THE COMPANY (continued)

Reverse Acquisition

On July 9, 2008, the Company entered into a share exchange transaction with Bright in which the Company acquired all the issued and outstanding capital stock of Bright in return for the issuance of 18,963,005 shares of the Company’s common stock.  As a result of the transaction, Bright became a wholly owned subsidiary of the Company.  The transaction is accounted for as a reverse acquisition from accounting perspective since Bright has become the controlling shareholder of the Company after the share exchange transaction.  For accounting purpose, Bright is regarded as the acquirer while the Company before the reverse acquisition is deemed to have been acquired by Bright.  As a result, these consolidated financial statements have been prepared as a continuation of the consolidated financial statements of Bright.  In anticipation of completion of the Reverse Acquisition, the Company changed its name to China Linen Textile Industry, Ltd.

Share Split

On June 30, 2008, prior to completion of the Share Exchange transaction, the Company completed a 1:2 reverse split of its issued and outstanding common stock, thereby reducing the number of issued and outstanding shares from 2,273,995 to approximately 1,136,998.

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, Bright and Lanxi Sunrise, (hereafter, collectively referred to as “the Group”).  All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company owned the two subsidiaries since its reverse acquisition on July 9, 2008.

Foreign Currencies Transactions

The Company and Bright maintain its books and accounting records in USD, which is determined as the functional currency.  However, the functional currency of the Company’s subsidiary, Lanxi Sunrise, is in PRC currency “Renminbi” (“RMB”).  Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (“PBOC”) prevailing at the date of the transactions. Monetary assets and liabilities denominated in currencies other than RMB are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. Gain and losses resulting from foreign currency transactions are included in operations.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009 and December 31, 2008

(Stated in US Dollars)

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currencies Translation

The financial statements of Lanxi Sunrise, are translated into the reporting currency, the United States Dollar (“USD”). Assets and liabilities of Lanxi Sunrise are translated at the prevailing exchange rate at each reporting period end. Contributed capital accounts are translated using the historical rate of exchange when capital is injected. Income and expense accounts are translated at the average rate of exchange during the reporting period. Translation adjustments resulting from translation of these financial statements are reflected as other comprehensive income in the statements of operations and accumulated other comprehensive income in the statements of changes in shareholders' equity.

Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statement of changes in shareholders’ equity and amounted to $1,576,271 and 1,591,510 as of September 30, 2009 and December 31, 2008 respectively. The balance sheet amounts with the exception of equity at September 30, 2009 were translated at 6.8376 RMB to $1.00 USD as compared to 6.8295 RMB to $1.00 USD at December 31, 2008. The equity accounts were stated at their historical rate. The average translation rates applied to income statement accounts for the nine months ended September 30, 2009 and 2008 were 6.8426 RMB to $1.00 USD and 7.0158 RMB to $1.00, respectively.

Statement of Cash Flows

In accordance with SFAS No. 95, “Statement of Cash Flows,” cash flows from the Group’s operations is calculated based upon the functional currency. As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheet.

Revenue Recognition

The Group recognizes revenue when the earnings process is complete. This generally occurs when products are shipped to unaffiliated customer, title and risk of loss have been transferred, collectability is reasonably assured and pricing is fixed or determinable. The corresponding freightout and handling costs are included in the selling expenses. The Group does not provide an unconditional right of return, price protection or any other concessions to its customers. There were no material sales returns and other allowances for the nine months ended September 30, 2009 and 2008.

Deferred Revenue

Deferred revenue consists of prepayments to the Group for products that have not yet been delivered to the customers. Payments received prior to satisfying the Group’s revenue recognition criteria are recorded as deferred revenue.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009 and December 31, 2008

(Stated in US Dollars)

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results when ultimately realized could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits in banks with maturities of three months or less, and all highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less at the time of purchase.

Bank Checks and Commercial Paper

Bank checks and commercial paper include bank checks and commercial paper with original maturities of approximately 180 days or less at the time of issuance. Book value approximates fair value because of the short maturity of those instruments. The Group receives these financial instruments as payments from its customers in the ordinary course of business.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Group generally extends unsecured credit from three to six months to its customers in the ordinary course of business. The Group mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and determined based on managements' assessment of known requirements, aging of receivables, payment history, the customer's current credit worthiness, and the economic environment. When a specific accounts receivable balance is deemed uncollectible, a charge is taken to this reserve. Recoveries of balances previously written off are also reflected in this reserve.

Concentrations of Credit Risk

The Group sells its products primarily to PRC domestic customers. Credit is extended based on an evaluation of the customer's financial condition. At September 30, 2009 and December 31, 2008, two customers accounted for 93% and 92% of its accounts receivable-net, respectively. Due to the longstanding nature of its relationships with these customers and contractual obligations, the Group is confident that it will recover these amounts. The Group establishes an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers and other information.

The Group maintains its cash and cash equivalents with high-quality institutions. Deposits held with banks in PRC may not be insured or exceed the amount of insurance provided on such deposits.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009 and December 31, 2008

(Stated in US Dollars)

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

The carrying value of financial instruments including cash and cash equivalents, bank checks and commercial paper, receivables, payables and accrued expenses, approximates their fair value due to the relatively short-term nature of these instruments.

Inventory

Inventories are stated at the lower of cost or market value. Actual cost is used to value raw materials and supplies. Finished goods and work-in-progress are valued on the weighted-average cost method. Elements of costs in finished goods and work-in-progress include raw materials, direct labor, and manufacturing overhead.

Others Receivable

Others receivable principally includes advances to employees who are working on projects on behalf of the Group. After the work is finished, they will submit expense reports with supporting documents to the accounting department. Upon being properly approved, the expenses are debited into the relevant accounts and the advances are credited out. Cash flows from these activities are classified as cash flows from operating activities.

Governmental Subsidies

The Company’s subsidiary, Lanxi Sunrise, is considered to be a leading manufacture enterprise by the local government, Lanxi Government ("Lanxi Government"), which has a long-term desire to encourage Lanxi Sunrise to expand its production capacity and to create more job opportunities for local residents. For that purpose, the local government granted various subsidies to Lanxi Sunrise.

Income Tax Refund Grant

On May 19, 2006, the local government ran an incentive program exclusively for Lanxi Sunrise. Among other things, the program provided Lanxi Sunrise to receive government grants equal to Lanxi Sunrise's income taxes for the years 2006, 2007, and 2008, and the local income taxes for the years 2009 and 2010. To be eligible for the grants, Lanxi Sunrise needs to pay income taxes to the tax authority as required by tax laws and regulation, and then submits the proof of payment to Lanxi Government, which will deposit the grants to Lanxi Sunrise's bank account. The Lanxi Government further granted Lanxi Sunrise the deferral of income tax payments for 2006, 2007 and 2008 until 2009, 2010 and 2011, respectively. Lanxi Sunrise records the present value of income tax refund grant as governmental subsidies receivable and governmental subsidy revenue at the same time when the income taxes payable are recorded.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009 and December 31, 2008

(Stated in US Dollars)

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (continued)

Land Subsidy

Included in the incentive program described in the preceding paragraph, the local government provided $333,321 (RMB 2,600,000) subsidy for Lanxi Sunrise to purchase a land use right.  Lanxi Sunrise purchased the land use right in August 2006 for $333,321 (RMB 2,600,000), as more fully disclosed in the "Land Use Right" section of this note. The local government refunded the full amount of the purchase price to Lanxi Sunrise, which recorded the amount as deferred governmental subsidy to be recognized over the land use right's amortization period.

Building Subsidy

In January 2005, the local government granted the buildings attached to two adjacent pieces of land to Lanxi Sunrise as government subsidy, as more fully disclosed in the "Land Use Right" section of this note.  Lanxi Sunrise obtained the title documents of these buildings on February 2, 2006. The Management valued the fair value of these buildings at $794,345 (RMB 5,793,572.), based on an appraisal report issued by an independent appraiser certified by the local government. Lanxi Sunrise treated the full amount as deferred governmental subsidy, and began to recognize governmental subsidy revenue when Lanxi Sunrise complied with all conditions attached to the grant in December 2007, over these buildings' depreciation period of 20 years.

Sewage Facilities Improvement Subsidy

In December 2008, the local government granted USD 776,045 (RMB 5,300,000) to Lanxi Sunrise for sewage facilities improvement.  This subsidy is regarded as deferred government subsidy whose primary condition for qualification is to improve the sewage facilities of the production plant from acquiring certain long-term assets.  The government grant is recognised as income over the periods necessary to match them with the related costs of the assets purchased which they are intended to compensate over the periods and in the proportions in which depreciation on those assets is charged.  Subsidy income of USD 29,041 was recognized for the nine months ended September 30, 2009.  As the sewage facilities and equipment were under construction and installation in the year of 2008, no subsidy income was thus recognized.

Monetary Grant

The local government granted various funds to Lanxi Sunrise, such as leading enterprise fund and financial supporting fund. Lanxi Sunrise recorded these funds as liabilities upon receipt.  A government subsidy revenue is recognized only when there is reasonable assurance that Lanxi Sunrise has complied with all conditions attached to the grant.

Interest-free Loans

The local government provided certain interest-free loans to Lanxi Sunrise. These loans are unsecured, have no fixed terms of repayment and therefore deemed payable on demand. Receipts from and payments on loans from local government are classified as cash flows from financing activities.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009 and December 31, 2008

(Stated in US Dollars)

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Maintenance, repairs and minor renewals are expensed as incurred; major renewals and improvements that extend the lives or increase the capacity of plant assets are capitalized.

When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the reporting period of disposition.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets. The estimated useful life of the assets is as follows:

Building and warehouses

20 years

Machinery and equipment

14 years

Office equipment and furniture

3 years

Motor vehicles

5 years

Impairment of Long-life Assets

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Land Use Right

All land is owned by the Government in the PRC. Enterprises and individuals can pay the State a fee to obtain a right to use land for commercial purpose or residential purpose for an initial period of 50 or 70 years, respectively. The land use right can be sold, purchased, and exchanged in the market. The successor owner of the land use right will reduce the amount of time which has been consumed by the predecessor owner.

(1)

Land Use Right – Town East Street

In August 2006, Lanxi Sunrise obtained the land use right of a piece of land, approximately 11 acres, located in the Lanxi County, Heilongjiang Province for $333,321 (RMB 2,600,000). The land use right is for commercial use purpose for a 50-year period ended August 15, 2056. The cost of this land use right will be amortized over its prospective beneficial period, using the straight-line method. Most of Lanxi Sunrise’s production facilities and headquarters are located on this land. The local government refunded the full amount of the purchase price of $333,321 (RMB 2,600,000) to Lanxi Sunrise, which recorded the amount as deferred governmental subsidy to be recognized over the land use right's amortization period.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009 and December 31, 2008

(Stated in US Dollars)

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (continued)

Prior to obtaining this land use right, Lanxi Sunrise leased this land from a previous owner which is a state-owned enterprise for free, from June 11, 2002 (inception) through July 2006. Lanxi Sunrise recorded neither rental expenses nor governmental subsidy income for such free rent.

(2)

Land Use Right – Lixin Street

In January 2005, Lanxi Sunrise obtained the land use right of two adjacent pieces of land, approximately 2 acres, also located in Lanxi County, Heilongjiang Province for $49,600 (RMB 400,000). The land use right is for commercial use purpose for a 50-year period ended December 29, 2054. The costs of this land use right is amortized over its prospective beneficial period, using the straight-line method. Portion of Lanxi Sunrise’s production facilities are located in these two pieces of land.

In January 2005, the local government also granted the buildings attached to these two pieces of land to Lanxi Sunrise as governmental subsidy, as more fully disclosed in the "Governmental Subsidies" section of this note. Lanxi Sunrise pledged the use rights of the two pieces of land and the buildings attached, as collateral to provide guarantee for a related party up to April 10, 2008 to receive an import letter of credit, as more fully disclosed in the "Related Party Transaction" of this note.

Research and Development Costs

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed when incurred. The major components of these research and development costs include experimental materials and labor costs. The Research and development cost was immaterial for the Group in the nine months ended September 30, 2009 and 2008, respectively, and was included in general and administration expenses.

Advertising Costs

Advertising costs are expensed as incurred and included as part of selling and marketing expenses. Advertising costs were immaterial for the Group in the nine months ended September 30, 2009 and 2008, respectively, and was included in selling expenses.

Value-added Tax (VAT)

Sales revenue represents the invoiced value of goods, net of value-added tax (VAT). All of the Group’s products that are sold in PRC are subject to Chinese value-added tax at a rate of 17% of the gross sales price or at a rate approved by the Chinese local government. This VAT may be offset by VAT paid on purchase of raw materials included in the cost of producing the finished goods.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009 and December 31, 2008

(Stated in US Dollars)

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, “Reporting Comprehensive Income,” establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated comprehensive income, as presented in the accompanying statements of changes in owners' equity consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

Pension and Employee Benefits

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the PRC entities to accrue for these benefits based on certain percentages of the employees' salaries. The Management believes full time employees who have passed the probation period are entitled to such benefits.

Statutory Reserves

Pursuant to the applicable laws in PRC, PRC entities are required to make appropriations to three non-distributable reserve funds, the statutory surplus reserve, statutory public welfare fund, and discretionary surplus reserve, based on after-tax net earnings as determined in accordance with the PRC GAAP, after offsetting any prior years’ losses. Appropriation to the statutory surplus reserve should be at least 10% of the after-tax net earnings until the reserve is equal to 50% of the entity's registered capital. Appropriation to the statutory public welfare fund is 5% to 10% of the after-tax net earnings. The statutory public welfare fund is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Beginning from January 1, 2006, enterprise has no further requirements to make the appropriation to the statutory public welfare fund. The Group does not make appropriations to the discretionary surplus reserve fund.

The Company contributed $389,022 to the statutory surplus reserve fund in December 31, 2008.  As the Company would contribute to the reserve fund at end of the year, no contribution was made during the nine months ended September 30, 2009.  Statutory reserves consist of the followings:

	Statutory	Statutory	Total
	Surplus	Welfare	Statutory
	Reserve	Reserve	Reserves
Balance on January 1, 2008	$ 488,238	$ 142,335	$ 630,573
Contribution in 2008	389,022	-	389,022
Balance on December 31, 2008 and September 30, 2009	$ 877,260	$ 142,335	$ 1,019,595

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009 and December 31, 2008

(Stated in US Dollars)

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (continued)

Related Party Transaction

For the purposes of these financial statements, parties are considered to be related if one party has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities. The Group’s relationships with related parties are described as follows:

Name	Relationship
Ren Gao	Majority owner of the Group
Heilongjiang Lanxi Linen Textile Co., Ltd.	One of the founders of Lanxi Sunrise until Mr. Ren Gao bought out its equity interest in Lanxi Sunrise on June 11, 2007.
Songyuan Qiannan Sunshine Linen Co., Ltd.	Under common control by Ren Gao
Harbin Zhongyi Sunshine Linen Co., Ltd.	Under common control by Ren Gao
Harbin Sunshine Linen Textile Co., Ltd.	Under common control by Ren Gao

(1) Due from/to Related Parties

The Group purchases raw materials from, sells finished goods to, and outsources some of its production to related parties. In addition, due to China foreign currency control and export and import license requirement, the Group engages a related party, Harbin Sunshine Linen Textile Co., Ltd., to act as the Group’s agent in importing raw materials and exporting products on similar terms with unrelated parties. Due from/to related parties derived from such transactions are disclosed separately from arm's length trading accounts receivable and payable. Cash flows from these activities are classified as cash flows from operating activities.

(2) Guarantee to a Related Party

The Company’s subsidiary, Lanxi Sunrise, has pledged the land use right of two pieces of land and the buildings attached, as collateral to provide guarantee for Harbin Sunshine Linen Textile Co., Ltd., which was a previous owner of Lanxi Sunrise and is majority owned and controlled by Mr. Ren Gao, the majority owner of the Group, to receive an import letter of credit with the maximum value is $959,700 (RMB 7,600,000) from the Harbin Zhaolin Branch of Bank of China. The period guaranteed is from April 11, 2006 to April 10, 2008. The Group incurred neither liability nor expense related to this guarantee.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009 and December 31, 2008

(Stated in US Dollars)

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Group accounts for income tax using SFAS No. 109 “Accounting for Income Taxes”, which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred income taxes are provided for the estimated future tax effects attributable to temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from loss carryforwards and provisions, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the statement of operations in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Recent Accounting Pronouncements

In December 2007, the FASB issued Statements of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”) and No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51” (“SFAS 160”). Both SFAS 141R and SFAS 160 are to be adopted effective January 1, 2009. SFAS 141R requires the application of several new or modified accounting concepts that, due to their complexity, could introduce a degree of volatility in periods subsequent to a material business combination. SFAS 141R requires that all business combinations result in assets and liabilities acquired being recorded at their fair value, with limited exceptions. Other areas related to business combinations that will require changes from current GAAP include: contingent consideration, acquisition costs, contingencies, restructuring costs, in process research and development and income taxes, among others. SFAS 160 will primarily impact the presentation of minority or noncontrolling interests within the Balance Sheet and Statement of Operations as well as the accounting for transactions with noncontrolling interest holders. Management does not expect that the adoption of SFAS No. 141 (revised 2007) and SFAS No. 160 would have a material effect on the Group’s financial position and results of operations.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Hedging Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161, which is effective January 1, 2009, requires enhanced qualitative and quantitative disclosures with respect to derivatives and hedging activities. The Management does not expect that the adoption of SFAS No. 161 would have a material effect on the Group’s financial position and results of operations.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”.  SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP.  SFAS 162 directs the GAAP hierarchy to the entity, not the independent auditors, as the entity is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP.  SFAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to remove the GAAP hierarchy from the auditing standards.  SFAS 162 is not expected to have a material impact on the Group’s financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009 and December 31, 2008

(Stated in US Dollars)

NOTE 4 — ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	September 30,	December 31,
	2009	2008
Accounts receivable	$ 10,176,150	$ 10,105,819
Less: Allowance for doubtful accounts	(730,697)	(731,564)
Accounts receivable, net	$ 9,445,453	$ 9,374,255

No bad debt expense was charged to operations for the nine months ended September 30, 2009 and

2008.

NOTE 5 — INVENTORY

Inventory consists of the followings:

	September 30,	December 31,
	2009	2008
Finished goods	$ 2,761,694	$ 6,175,230
Work-in-progress	297,968	697,378
Raw materials	2,352,850	1,443,502
Supplies and low-value materials	18,909	18,932
	$ 5,431,421	$ 8,335,042

NOTE 6 — PREPAID EXPENSES

Prepaid expenses consist of the followings:

	September 30,	December 31,
	2009	2008
Raw materials and supplies	$ 6,385,885	$ 1,323,979
Advance to contractors	248,625	329,423
Others	-	13,578
	$ 6,634,510	$ 1,666,980

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009 and December 31, 2008

(Stated in US Dollars)

NOTE 7 — DUE FROM RELATED PARTIES

Due from related parties consist of the followings:

Name of Related Parties	September 30,	December 31,
	2009	2008
Ren Gao	$ -	$ 319,326
Harbin Sunshine Linen Textile Co., Ltd.	569,330	1,185,605
Harbin Zhongyi Sunshine Linen Co., Ltd.	897,877
Songyuan Qianan Sunshine Linen Co., Ltd.	551	31,023
	$ 1,467,758	$ 1,535,954

NOTE 8 — GOVERNMENTAL SUBSIDY RECEIVABLE

Governmental subsidy receivable consists of the following:

(1)

Current Portion

Name of Governmental Subsidy	September 30,	December 31,
	2009	2008
Income Tax Subsidy-2006	$ -	$ 1,019,420
Income Tax Subsidy-2006 for interest imputed	-	159,963
Income Tax Subsidy-2007	553,688	-
Income Tax Subsidy-2007 for interest imputed	70,820	-
Sewage Facilities Improvement Subsidy	-	73,212
Monetary grant	-	43,927
	$ 624,508	$ 1,296,522

(2)  Non-current Portion

Name of Governmental Subsidy	September 30,	December 31,
	2009	2008
Income Tax Subsidy-2007	$ 625,225	$ 1,250,498
Income Tax Subsidy-2007 for interest imputed	99,780	94,538
Income Tax Subsidy-2008	1,041,566	1,042,801
Income Tax Subsidy-2008 for interest imputed	45,392	-
Income Tax Subsidy-2009	512,482	-
	$ 2,324,445	$ 2,387,837

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009 and December 31, 2008

(Stated in US Dollars)

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment:

	September 30,	December 31,
	2009	2008
Building and warehouses	$ 4,148,647	$ 4,153,567
Machinery and equipment	4,611,008	4,616,477
Office equipment and furniture	121,564	121,708
Motor vehicles	8,795	8,815
	$ 8,890,014	$ 8,900,567
Less: Accumulated depreciation	(2,637,743)	(2,330,433)
Subtotal	$ 6,252,271	$ 6,570,134
Add: Construction in progress	2,293,631	2,168,870
Idle fixed assets	70,837	70,921
Fixed assets to be disposed	7,357	7,366
Total	$ 8,624,096	$ 8,817,291

Depreciation expense charged to operations was $331,481 and $331,786 for the nine months ended September 30, 2009 and 2008, respectively.

NOTE 10 — LAND USE RIGHT

The following is a summary of land use right, less amortization:

	September 30,	December 31,
	2009	2008
Land use right	$ 438,750	$ 439,271
Less: Amortization	(29,640)	(23,086)
Land use right, net	$ 409,110	$ 416,185

Amortization expense charged to operations was $6,576 and $6,414 for the nine months ended September 30, 2009 and 2008, respectively.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009 and December 31, 2008

(Stated in US Dollars)

NOTE 11 — BANK LOANS

Bank loans consist of the followings as of September 30, 2009:

	Loan Amount	Duration	Annual Interest Rate	Collateral
Financial Institutions
Lanxi Branch of Agriculture Bank of China	$438,751	3/21/2009 – 3/20/2010	6,903%	The Group's equipment and buildings
Lanxi Branch of Agriculture Bank of China	438,751	3/21/2009 – 3/20/2010	6.903%
Lanxi Branch of Agriculture Bank of China	877,501	3/25/2009 – 3/24/2010	6.903%
Lanxi Branch of Agriculture Bank of China	965,251	3/28/2009 – 3/27/2010	6.903%
Lanxi Branch of Agriculture Bank of China	1,316,250	3/28/2009 – 3/27/2010	6.903%
Total	$4,036,504

Interest expense charged to operations for these bank loans was $242,497 for the nine months ended September 30, 2009.  The above bank loans were subsequently renewed and will be due in March 2010.  The annual interest rate of the renewed bank loans is 6.903%.

Bank loans consist of the followings as of December 31, 2008:

	Loan Amount	Duration	Annual Interest Rate	Collateral
Financial Institutions
Lanxi Branch of Agriculture Bank of China	$439,271	3/21/2008 – 3/20/2009	9.711%	The Group's equipment and buildings
Lanxi Branch of Agriculture Bank of China	439,271	3/21/2008 – 3/20/2009	9.711%
Lanxi Branch of Agriculture Bank of China	878,542	3/25/2008 – 3/24/2009	9.711%
Lanxi Branch of Agriculture Bank of China	966,396	3/28/2008 – 3/27/2009	9.711%
Lanxi Branch of Agriculture Bank of China	1,317,811	3/28/2008 – 3/27/2009	9.711%
Total	$4,041,291

Interest expense charged to operations for these bank loans was $430,514 for the year ended September 30, 2008.  The above bank loans were subsequently renewed and will be due in March 2010.  The annual interest rate of the renewed bank loans is 6.903%.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009 and December 31, 2008

(Stated in US Dollars)

NOTE 12 — ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the followings:

	September 30,	December 31,
	2009	2008
Accrued payroll	$ 211,301	$ 364,855
Accrued employee benefits	242,926	284,250
Accrued pension expenses	153,109	153,291
Accrued sales commission	-	77,376
Other accrued expenses	117,542	401,202
Other payables	1,226,068	278,485
	$ 1,950,946	$ 1,559,459

NOTE 13 — TAXES PAYABLE

Taxes payable consist of the followings:

	September 30,	December 31,
	2009	2008

Income taxes payable	$ 3,295,461	$ 4,046,654
Sales-related taxes payable	311,198	351,460
VAT payable	2,249,931	4,292,961
Property taxes payable	20,144	113,355
	$ 5,876,734	$ 8,804,430

NOTE 14 — DEFERRED GOVERNMENTAL SUBSIDIES

Deferred governmental subsidies consist of the following:

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009 and December 31, 2008

(Stated in US Dollars)

(1)

Current Portion

	September 30,	December 31,
Name of Governmental Subsidy	2009	2008

Land subsidy	$ 1,901	$ 7,614
Building subsidy	10,592	42,418
Sewage facilities improvement subsidy	9,689	38,802
	$ 22,182	$ 88,834

(2)

Non-current Portion

	September 30,	December 31,
Name of Governmental Subsidy	2009	2008

Land subsidy	$ 354,267	$ 354,687
Building subsidy	762,619	763,523
Sewage facilities improvement subsidy	736,369	737,243
	$ 1,853,255	$ 1,855,453

NOTE 15 — DUE TO RELATED PARTIES

Due to related parties consist of the followings:

	September 30,	December 31,
Name of Related Parties	2009	2008

Harbin Zhongyi Sunshine Linen Co., Ltd.	$ -	$ 56,470

NOTE 16 — GOVERNMENTAL SUBSIDY INCOME

Governmental subsidy income consists of the followings:

	For the Nine Months Ended September 30,

Name of Governmental Subsidy	2009	2008
Income tax refund subsidy	$ 584,424	$ 818,156
Land use right subsidy	5,703	5,478
Building subsidy	31,776	30,969
Leading enterprise grant	-	-
Financial supporting grants	14,614	142,535
	$ 636,517	$ 997,138

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009 and December 31, 2008

(Stated in US Dollars)

NOTE 17 — RELATED PARTY TRANSACTIONS

	For the Nine Months Ended September 30,
	2009		2008
Transactions	Amount	Percentage of Total Similar Transaction	Amount	Percentage of Total Similar Transaction

(a) Selling finished goods to Harbin Sunshine Linen Textile Co., Ltd.	$4,156,254	20.2%	$3,774,910	21.1%

Purchasing raw materials from Harbin Sunshine Linen Textile Co., Ltd.	$-	-	$1,529,798	63.0%

(b) Selling finished goods to Harbin Zhongyi Sunshine Linen Co., Ltd	$464,878	2.3%	$1,474,858	8.3%

Purchasing raw materials from Harbin Zhongyi Sunshine Linen Co., Ltd	$244,291	15.0%	$781,906	32.2%

NOTE 18 — CONCENTRATION

Geographic Areas Information

All of the Group's assets exist mainly in the PRC, and its revenues are substantially derived from its operations therein.

Major Customers

There were five major customers each of which made sales over 5% of the Group’s total sales in 2008 as summarized in the following:

	For the Nine Months Ended September 30,
	2009		2008
Major Customers	Revenue	Percentage of Total Revenue	Revenue	Percentage of Total Revenue

Harbin Sunshine Linen Textile Co., Ltd.	$ 4,156,254	20.2%	$3,774,910	21.1%
Harbin Zhongyi Sunshine Linen Co., Ltd	464,878	2.3%	1,474,858	8.2%
Three unrelated customers	15,946,132	77.5%	12,605,563	70.3%

Total	$20,570,248	100%	$17,924,128	99.6%

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009 and December 31, 2008

(Stated in US Dollars)

NOTE 19 — EARNINGS PER SHARE

	For the Nine Months Ended September 30,

	2009	2008
Net income for basic and diluted earnings per share	$ 4,302,904	$ 3,170,713
Weighted average number of shares	20,100,003	20,100,003
Basic and diluted earnings per share	$ 0.2141	$ 0.1577

NOTE 20 — SHAREHOLDERS’ EQUITY

As a result of the Group’s reverse acquisition on July 9, 2008, the Group’s capital structure has been changed.  The number of common stock was 20,100,003 as of September 30, 2009 and December 31, 2008.  The common stock is $40,200 with paid-in capital $2,204,186.

The additional paid-in capital represents the proceeds from issue of shares over par value in the Company and the additional capital contribution from the shareholders of Lanxi Sunrise.  The accumulated losses of the Company before the reverse acquisition transaction were set off against the additional paid-in capital.

NOTE 21 — INCOME TAX

The Group is subject to income taxes on an entity basis, that is, on income arising in or derived from the tax jurisdiction in which the entity is domiciled.

The Company has incurred operating losses since inception and no provision for income taxes is required.

All Chinese enterprises are governed by the PRC Income Tax Law and various local income tax laws, pursuant to which a company generally is subject to an income tax at an effective rate of 25% on income as reported in its statutory financial statements after appropriate tax adjustments.

The provision for income taxes consists of the followings:

	For the Nine Months Ended September 30,

	2009	2008
Current Income Tax	$ 1,482,517	$ 970,559
Deferred Income Tax	(117,703)	-
Income Tax	$ 1,364,814	$ 970,559

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009 and December 31, 2008

(Stated in US Dollars)

Effective at the beginning of the year 2007, the Group adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No. 109.” FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes.” The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including 50% likely of being realized upon ultimate settlement. Management does not anticipate any potential future adjustments would result in a material change to its financial tax position. As a result, there is no unrecognized tax benefit.

NOTE 22 — ASSET RETIREMENT OBLIGATIONS

The Group operates within the requirements of numerous regulations at the local, province, and national levels regarding issues such as the handling and disposal of hazardous chemicals, wastewater treatment and effluent and emissions limitations among others. From a practical standpoint, certain environmental contamination cannot be reasonably determined until a facility or asset is retired or an event occurs that otherwise requires the facility to be tested and monitored. In the absence of such requirements to test for environmental contamination prior to an asset or facility retirement, the Group has concluded that it cannot reasonably estimate the cost associated with such environmental-related asset retirement obligations (“ARO”).

In addition, the Group anticipates operating its manufacturing facilities indefinitely into the future thereby rendering the potential range of settlement dates as indeterminate. Therefore, the Group has not recorded any AROs to recognize legal obligations associated with the retirement of tangible long-lived assets, as contemplated by the Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) and FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No.143” (“FIN 47”).

NOTE 23 — COMMITMENTS AND CONTINGENCIES

PRC’s Political and Economic System

The Group faces a number of risks and challenges not typically associated with companies in North America and Western Europe, since its assets exist mainly in the PRC, and its revenues are derived from its operations therein. The PRC is a developing country with an early stage market economic system, overshadowed by the state. Its political and economic systems are very different from the more developed countries and are in a state of change. The PRC also faces many social, economic and political challenges that may produce major shocks and instabilities and even crises, in both its domestic arena and in its relationships with other countries, including the United States. Such shocks, instabilities and crises may in turn significantly and negatively affect the Group’s performance.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009 and December 31, 2008

(Stated in US Dollars)

NOTE 23 — COMMITMENTS AND CONTINGENCIES (Continued)

Environmental

In the ordinary course of its business, the Group is subject to numerous environmental laws and regulations covering compliance matters or imposing liability for the costs of, and damages resulting from, cleaning up sites, past spills, disposals and other releases of hazardous substances. Currently, the Group's environmental compliance costs principally include the routine inspection fees paid to the local environmental department. These amounts are immaterial to the Group's operating costs. However, future extension of its production line or changes in the environmental laws and regulations may significantly increase its environmental compliance costs and therefore have a material adverse effect on the Group’s financial position and results of operations. Also, any failure by the Group to adequately comply with such laws and regulations could subject the Group to significant future liabilities.

Governmental Control of Currency Conversion

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Group receives most of its revenues in Renminbi, which is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict the Group’s ability to remit sufficient foreign currency to satisfy foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.

The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents the Group from obtaining sufficient foreign currency to satisfy its currency demands, the Group may not be able to pay certain of its expenses as they come due.

Operating Lease

The Group leased certain production equipment from an unrelated third party for its production line of yarn forming. The fair value of these equipment is approximately $1,630,000 (RMB 11,140,000). The annual rent is $165,000 (RMB 1,125,600), payable quarterly, and is included in costs of goods sold. The lease agreement is renewal on an annual base. The leased equipments are essential to production. The ability to renew the lease will significantly affect the Group's performance.